Exhibit 99.13

PRESS RELEASE

First quarter 2024 results

With $5.1B adjusted net income and $8.2B CFFO,
TotalEnergies delivers strong results

in line with its ambitious 2024 objectives

	1Q24	4Q23	Change	1Q23	Change
			vs 4Q23		vs 1Q23
Net income (TotalEnergies share) (B$)	5.7	5.1	+13%	5.6	+3%
Adjusted net income (TotalEnergies share)(1)
- in billions of dollars (B$)	5.1	5.2	-2%	6.5	-22%
- in dollars per share	2.14	2.16	-1%	2.61	-18%
Adjusted EBITDA(1) (B$)	11.5	11.7	-2%	14.2	-19%
Cash flow from operations	8.2	8.5	-4%	9.6	-15%
excluding working capital (CFFO)(1) (B$)
Cash flow from operating activities (B$)	2.2	16.2	-87%	5.1	-58%

Paris, April 26, 2024 – The Board of Directors of TotalEnergies SE, chaired by CEO Patrick Pouyanné, met on April 25, 2024, to approve the first quarter 2024 financial statements. On the occasion, Patrick Pouyanné said:

“Celebrating its 100th year anniversary in 2024, TotalEnergies demonstrates once again this quarter the relevance of its balanced transition strategy that is anchored on two pillars, hydrocarbons and power, delivering strong results and an attractive shareholder return. In a context of sustained oil prices and refining margins but softening gas prices, the Company announced first quarter 2024 adjusted net income of $5.1 billion and cash flow of $8.2 billion, in line with its ambitious 2024 objectives.

During the first quarter, Oil & Gas production was 2.46 Mboe/d, benefiting from 6% quarter-to-quarter production growth in LNG and from start-ups at Mero 2 in Brazil and Akpo West in Nigeria. The Company positively appraised the Venus discovery in Namibia and Cronos in Cyprus. Exploration & Production delivered adjusted net operating income of $2.6 billion and cash flow of $4.5 billion, and confirms its leadership as a low-cost operator with upstream production costs below 5 $/boe.

Integrated LNG achieved adjusted net operating income of $1.2 billion and cash flow of $1.3 billion for the quarter in a softening and less volatile price environment. The Company strengthened its integration in the LNG value chain with the acquisition of Lewis Energy Group’s upstream natural gas assets in the Eagle Ford Basin in the United States, and with the signature of an LNG sales agreement to Sembcorp in Asia. The Company further deployed its multi-energy strategy in Oman, launching the fully-electric and very low emissions (3 kg/boe) Marsa LNG project that targets in priority the marine fuels market and developing an 800 MW portfolio of wind and solar projects, including the 300 MW solar project that will supply Marsa LNG.

During the first quarter, Integrated Power generated sequentially higher adjusted net operating income of $0.6 billion and $0.7 billion of cash flow, with a return on average capital employed reaching 10%, confirming the Company's ability to profitability grow across the electricity value chain. TotalEnergies enhanced its integrated position in Texas through a 1.5 GW flexible gas capacity acquisition that closed this quarter.

Downstream adjusted net operating income was $1.2 billion and cash flow was $1.8 billion, benefiting from strong refining margins. The Company finalized the divestment of part of its European retail network to Alimentation Couche-Tard and advanced its development in Sustainable Aviation Fuels (SAF) through partnerships with Airbus and SINOPEC.

Given these strong results, in line with TotalEnergies’ ambitious 2024 objectives, the Board of Directors decided the distribution of a first interim dividend of 0.79 €/share for fiscal year 2024, an increase close to 7% compared to 2023, and authorized the Company to buy back shares for $2 billion in the second quarter of 2024.”

(1)	Refer to Glossary pages 23 & 24 for the definitions and further information on alternative performance measures (Non-GAAP measures) and to page 19 and following for reconciliation tables.

1

1.      Highlights (2)

•	100th anniversary of TotalEnergies on March 28, 2024, and launch of the “100 for 100” operation:

▪	100 TotalEnergies free shares allocation plan to the 100,000 employees of the Company*

▪	€100 offer to the first new 100,000 electricity customers and to 100,000 individual gas station customers in France subject to conditions

Social and environmental responsibility

•	Publication of the Sustainability & Climate – 2024 Progress Report presenting the progress made by the Company in 2023 in the implementation of its strategy and its climate ambition
•	TotalEnergies ranks #1 in the Net Zero Standard for Oil & Gas benchmark published by Climate Action 100+
•	Launch of Care Together by TotalEnergies program, reflecting the Company’s commitment to social responsibility towards its employees
•	Continuation of the €1.99/L gas price cap in France
•	Launch of the 2024 annual share capital increase reserved for employees, TotalEnergies ranking #1 in employee share ownership in Europe according to the European Federation of Employee Share Ownership
•	Deployment of a generative artificial intelligence tool for all TotalEnergies’ employees

Upstream

•	Production start-up of the second phase of the Mero field in Brazil
•	Production start-up from the Akpo West field in Nigeria
•	Gas production restart at the Tyra offshore hub in Denmark after a major redevelopment
•	Agreements with OMV and Sapura Upstream Assets to acquire 100% of SapuraOMV shares, an independent gas producer and operator, in Malaysia
•	Acquisition of an interest in block 3B/4B, offshore South Africa
•	Positive appraisal of the Cronos gas discovery in block 6, in Cyprus
•	Expansion of the partnership with Sonatrach in the Timimoun region in Algeria
•	Creation of a joint venture with Vantage (75%/25%) to acquire the Tungsten Explorer drillship
•	Launch of an innovative subsea technology to separate and reinject CO2-rich gas at the Mero field in Brazil

Downstream

•	Closing of the divestment of retail networks in Belgium, Luxemburg and the Netherlands to Couche-Tard
•	Partnership with Bapco Energies in Bahrain in petroleum products trading
•	Strategic partnership with Airbus in Sustainable Aviation Fuels (SAF)
•	Partnership with SINOPEC to jointly develop a SAF production unit at SINOPEC’s refinery in China

Integrated LNG

•	Launch of the 1 Mt/y Marsa LNG project, which is a fully electrified and very low emissions (3 kg CO2/boe) LNG plant in Oman, supplied by a 300 MW solar farm
•	Acquisition of the 20% interest held by Lewis Energy Group in the Dorado leases in the Eagle Ford shale gas play in Texas
•	Signature of a long-term LNG contract to supply 0.8 Mt/y to Sembcorp in Singapore for 16 years
•	Extension of the 2 Mt/y LNG supply contract with Sonatrach in Algeria until 2025

Integrated Power

•	Closing of the 1.5 GW acquisition of flexible power generation capacity in Texas
•	Launch of a new 75 MWh battery storage project, in Belgium
•	Over 1.5 GW of PPAs signed with 600 industrial and commercial customers worldwide

Decarbonization and low-carbon molecules

•	Acquisition of carbon storage projects from Talos Low Carbon Solutions, in the United States
•	Creation of a joint-venture with Vanguard Renewables (50%/50%), a BlackRock subsidiary, to produce biomethane in the United States
•	Founding member of the international “e-NG Coalition” to support the development of production and use of synthetic methane

(2)	Some of the transactions mentioned in the highlights remain subject to the agreement of the authorities or to the fulfilment of conditions precedent under the terms of the agreements.
*	Designates TotalEnergies SE and the companies in which TotalEnergies holds more that 50% of the share capital and which are directly and indirectly controlled by TotalEnergies SE or under joint control, with the exception of a limited number of companies co-managed with other oil players, as well as those registered or incorporated in a country under economic sanctions.

2

2.      Key figures from TotalEnergies’ consolidated financial statements (1)

			1Q24		1Q24
In millions of dollars, except effective tax rate,	1Q24	4Q23	vs	1Q23	vs
earnings per share and number of shares			4Q23		1Q23
Adjusted EBITDA (1)	11,493	11,696	-2%	14,167	-19%
Adjusted net operating income from business segments	5,600	5,724	-2%	6,993	-20%
Exploration & Production	2,550	2,802	-9%	2,653	-4%
Integrated LNG	1,222	1,456	-16%	2,072	-41%
Integrated Power	611	527	+16%	370	+65%
Refining & Chemicals	962	633	+52%	1,618	-41%
Marketing & Services	255	306	-17%	280	-9%
Contribution of equity affiliates to adjusted net income	621	597	+4%	1,079	-42%
Effective tax rate (3)	37.8%	37.7%	-	41.4%	-
Adjusted net income (TotalEnergies share) (1)	5,112	5,226	-2%	6,541	-22%
Adjusted fully-diluted earnings per share (dollars) (4)	2.14	2.16	-1%	2.61	-18%
Adjusted fully-diluted earnings per share (euros) (5)	1.97	2.02	-2%	2.43	-19%
Fully-diluted weighted-average shares (millions)	2,352	2,387	-1%	2,479	-5%

Net income (TotalEnergies share)	5,721	5,063	+13%	5,557	+3%

Organic investments (1)	4,072	6,139	-34%	3,433	+19%
Acquisitions net of assets sales (1)	(500)	(5,404)	ns	2,987	ns
Net investments (1)	3,572	735	x4,9	6,420	-44%

Cash flow from operations excluding working capital (CFFO) (1)	8,168	8,500	-4%	9,621	-15%
Debt Adjusted Cash Flow (DACF) (1)	8,311	8,529	-3%	9,774	-15%
Cash flow from operating activities	2,169	16,150	-87%	5,133	-58%
Gearing (1) of 10.5% at March 31, 2024 vs.5.0% at December 31, 2023 and 11.5% at March, 31 2023.

(3)	Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).
(4)	In accordance with IFRS rules, adjusted fully-diluted earnings per share is calculated from the adjusted net income less the interest on the perpetual subordinated bonds.
(5)	Average €-$ exchange rate: 1.0858 in the first quarter 2024, 1.0751 in the fourth quarter 2023 and 1.0730 in the first quarter 2023.

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3.	Key figures of environment, greenhouse gas emissions and production

3.1	Environment – liquids and gas price realizations, refining margins

			1Q24		1Q24
	1Q24	4Q23	vs	1Q23	vs
			4Q23		1Q23
Brent ($/b)	83.2	84.3	-1%	81.2	+3%
Henry Hub ($/Mbtu)	2.1	2.9	-28%	2.7	-22%
NBP ($/Mbtu)	8.7	13.3	-35%	16.1	-46%
JKM ($/Mbtu)	9.3	15.2	-39%	16.5	-44%
Average price of liquids (6),(7) ($/b)	78.9	80.2	-2%	73.4	+7%
Consolidated subsidiaries
Average price of gas (6),(8) ($/Mbtu)	5.11	6.17	-17%	8.89	-43%
Consolidated subsidiaries
Average price of LNG (6),(9) ($/Mbtu)	9.58	10.28	-7%	13.27	-28%
Consolidated subsidiaries and equity affiliates
European Refining Margin Marker (ERM) (6),(10) ($/t)	71.7	52.6	+36%	90.7	-21%

3.2       Greenhouse gas emissions (11)

			1Q24		1Q24
GHG emissions (MtCO2e)	1Q24	4Q23	vs	1Q23	vs
			4Q23		1Q23
Scope 1+2 from operated facilities (12)	8.2	7.9	+4%	9.1	-10%
of which Oil & Gas	7.1	7.2	-1%	7.6	-7%
of which CCGT	1.1	0.7	+57%	1.5	-27%
Scope 1+2 - equity share	11.6	11.5	+1%	12.8	-9%
Estimated quarterly emissions.

Scope 1+2 emissions from operated installations were up 4% quarter-to-quarter, given the perimeter effect related to gas-fired capacity acquisition in Texas for 1.5 GW. They were nevertheless down 10% year-on-year thanks to the lower gas-fired power plants utilization rate in Europe, continuous decline in flaring emissions on Exploration & Production facilities and carbon footprint reduction initiatives in Refining & Chemicals.

			1Q24		1Q24
Methane emissions (ktCH4)	1Q24	4Q23	vs	1Q23	vs
			4Q23		1Q23
Methane emissions from operated facilities	8	9	-11%	9	-11%

Methane emissions - equity share	9	11	-18%	11	-18%

Estimated quarterly emissions.

Scope 3 emissions (MtCO2e)	1Q24	2023

Scope 3 from Oil, Biofuels and Gas Worldwide (13)	est. 85	355

(6)	Does not include oil, gas and LNG trading activities, respectively.
(7)	Sales in $ / Sales in volume for consolidated affiliates.
(8)	Sales in $ / Sales in volume for consolidated affiliates.
(9)	Sales in $ / Sales in volume for consolidated and equity affiliates.
(10)	This market indicator for European refining, calculated based on public market prices ($/t), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies.
(11)	The six greenhouse gases in the Kyoto protocol, namely CO2, CH4, N2O, HFCs, PFCs and SF6, with their respective GWP (Global Warming Potential) as described in the 2007 IPCC report. HFCs, PFCs and SF6 are virtually absent from the Company’s emissions or are considered as non-material and are therefore not counted.
(12)	Scope 1+2 GHG emissions of operated facilities are defined as the sum of direct emissions of greenhouse gases from sites or activities that are included in the scope of reporting (as defined in the Company’s 2023 Universal Registration Document) and indirect emissions attributable to brought-in energy (electricity, heat, steam), excluding purchased industrial gases (H2).
(13)	TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the end use of energy products sold to the Company’s customers, i.e., from their combustion, i.e., combustion of the products to obtain energy. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil, biofuels and gas value chains, i.e., the higher of the two production volumes or sales. The highest point for each value chain for 2024 will be evaluated considering realizations over the full year, TotalEnergies gradually providing quarterly estimates.

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3.3       Production (14)

			1Q24		1Q24
Hydrocarbon production	1Q24	4Q23	vs	1Q23	vs
			4Q23		1Q23
Hydrocarbon production (kboe/d)	2,461	2,462	-	2,524	-2%
Oil (including bitumen) (kb/d)	1,322	1,341	-1%	1,398	-5%
Gas (including condensates and associated NGL) (kboe/d)	1,139	1,121	+2%	1,126	+1%

Hydrocarbon production (kboe/d)	2,461	2,462	-	2,524	-2%
Liquids (kb/d)	1,482	1,506	-2%	1,562	-5%
Gas (Mcf/d)	5,249	5,158	+2%	5,191	+1%

Hydrocarbon production was 2,461 thousand barrels of oil equivalent per day in the first quarter 2024, stable quarter-to-quarter thanks to production growth in LNG and from start-ups at Mero 2 in Brazil and Akpo West in Nigeria, which were partially compensated by the Canadian oil sands assets disposals that were effective this quarter. Hydrocarbon production excluding Canada was up 1%.

Hydrocarbon production was up 1.5% year-on-year (excluding Canada) and was comprised of:

•	+2% due to projects ramp-ups, including Mero 2 in Brazil, Block 10 in Oman, Tommeliten Alpha in Norway, and Absheron in Azerbaijan,
•	+1% due to lower planned maintenance and unplanned shutdowns,
•	+1% portfolio effect related to the entry in the producing fields of SARB Umm Lulu in the United Arab Emirates, partially offset by the end of the Bongkot operating licenses in Thailand,
•	-2.5% due to the natural decline of the fields.

When taking into account the Canadian oil sands assets disposals, production was down 2% year-on-year.

(14)	Company production = E&P production + Integrated LNG production.

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4.	Analysis of business segments

4.1	Exploration & Production

4.1.1	Production

			1Q24		1Q24
Hydrocarbon production	1Q24	4Q23	vs	1Q23	vs
			4Q23		1Q23
EP (kboe/d)	1,969	1,998	-1%	2,061	-4%
Liquids (kb/d)	1,419	1,448	-2%	1,500	-5%
Gas (Mcf/d)	2,937	2,946	-	3,012	-2%

4.1.2	Results

			1Q24		1Q24
In millions of dollars, except effective tax rate	1Q24	4Q23	vs	1Q23	vs
			4Q23		1Q23
Adjusted net operating income	2,550	2,802	-9%	2,653	-4%
including adjusted income from equity affiliates	145	130	+12%	135	+7%
Effective tax rate (15)	48.5%	47.7%	-	57.1%	-

Organic investments (1)	2,041	3,117	-35%	2,134	-4%
Acquisitions net of assets sales (1)	36	(4,306)	ns	1,938	-98%
Net investments (1)	2,077	(1,189)	ns	4,072	-49%

Cash flow from operations excluding working capital (CFFO) (1)	4,478	4,690	-5%	4,907	-9%
Cash flow from operating activities	3,590	5,708	-37%	4,536	-21%

Exploration & Production adjusted net operating income was $2,550 million in the first quarter 2024, down 9% quarter-to-quarter and down 4% year-on-year, primarily driven by lower gas prices and production.

Cash flow from operations excluding working capital (CFFO) was $4,478 million in the first quarter 2024, down 5% quarter-to-quarter and down 9% year-on-year, for the same reasons.

(15)	Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

6

4.2	Integrated LNG

4.2.1	Production

			1Q24		1Q24
Hydrocarbon production for LNG	1Q24	4Q23	vs	1Q23	vs
			4Q23		1Q23
Integrated LNG (kboe/d)	492	464	+6%	463	+6%
Liquids (kb/d)	63	58	+9%	62	+1%
Gas (Mcf/d)	2,312	2,212	+5%	2,179	+6%

			1Q24		1Q24
Liquefied Natural Gas in Mt	1Q24	4Q23	vs	1Q23	vs
			4Q23		1Q23
Overall LNG sales	10.7	11.8	-9%	11.0	-3%
incl. Sales from equity production*	4.2	4.0	+5%	4.0	+5%
incl. Sales by TotalEnergies from equity production and third party purchases	9.3	10.8	-14%	9.9	-6%

*       The Company’s equity production may be sold by TotalEnergies or by the joint ventures.

Hydrocarbon production for LNG was up 6% quarter-to-quarter, thanks to higher installations availability, mainly on Ichthys in Australia and QatarEnergy LNG N(2) in Qatar, as well as the increased supply of NLNG in Nigeria.

In the first quarter 2024, LNG sales decreased by 9% quarter-to-quarter, mainly due to lower demand in Europe as a result of milder winter weather and high inventories. Volumes were also impacted by partial downtime at Freeport LNG in the United States this quarter.

4.2.2	Results

			1Q24		1Q24
In millions of dollars	1Q24	4Q23	vs	1Q23	vs
			4Q23		1Q23
Adjusted net operating income	1,222	1,456	-16%	2,072	-41%
including adjusted income from equity affiliates	494	500	-1%	786	-37%

Organic investments (1)	540	790	-32%	396	+36%
Acquisitions net of assets sales (1)	(12)	48	ns	759	ns
Net investments (1)	528	838	-37%	1,155	-54%

Cash flow from operations excluding working capital (CFFO) (1)	1,348	1,763	-24%	2,081	-35%
Cash flow from operating activities	1,710	2,702	-37%	3,536	-52%

Integrated LNG adjusted net operating income was $1,222 million in the first quarter 2024, down 16% quarter-to-quarter, reflecting lower LNG prices and sales. Due to the low price volatility observed this quarter, the LNG trading result was in line with the historical average.

Cash flow from operations excluding working capital (CFFO) for Integrated LNG was $1,348 million in the first quarter 2024, down 24% quarter-to-quarter, for the same reasons and due to the timing effect in dividend payments from some equity affiliates.

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4.3	Integrated Power

4.3.1 Productions, capacities, clients and sales

			1Q24		1Q24
Integrated Power	1Q24	4Q23	vs	1Q23	vs
			4Q23		1Q23
Net power production (TWh) *	9.6	8.0	+20%	8.4	+14%
o/w production from renewables	6.0	5.5	+10%	3.8	+56%
o/w production from gas flexible capacities	3.6	2.5	+42%	4.5	-21%
Portfolio of power generation net installed capacity (GW) **	19.5	17.3	+13%	12.7	+54%
o/w renewables	13.7	13.0	+5%	8.4	+64%
o/w gas flexible capacities	5.8	4.3	+35%	4.3	+35%
Portfolio of renewable power generation gross capacity (GW) **,***	84.1	80.1	+5%	70.4	+19%
o/w installed capacity	23.5	22.4	+5%	17.9	+31%
Clients power - BtB and BtC (Million) **	6.0	5.9	+1%	6.0	-1%
Clients gas - BtB and BtC (Million) **	2.8	2.8	-	2.8	-
Sales power - BtB and BtC (TWh)	14.9	13.9	+7%	15.5	-4%
Sales gas - BtB and BtC (TWh)	35.7	30.7	+16%	37.3	-4%

*	Solar, wind, hydroelectric and gas flexible capacities.
**	End of period data.
***	Includes 20% of Adani Green Energy Ltd’s gross capacity, 50% of Clearway Energy Group’s gross capacity and 49% of Casa dos Ventos’ gross capacity.

Net power production was 9.6 TWh in the first quarter 2024, up 20% quarter-to-quarter. Renewable production is up 10% quarter-to-quarter and gas flexible capacities production growth benefited from the 1.5 GW gas flexible capacity acquisition in Texas that closed during the first quarter.

Gross installed renewable power generation capacity reached 23.5 GW at the end of the first quarter 2024, up by more than 1 GW quarter-to-quarter, including 0.5 GW installed in the United States (Clearway, Danish Fields) and 0.4 GW in India.

4.3.2	Results

			1Q24		1Q24
In millions of dollars	1Q24	4Q23	vs	1Q23	vs
			4Q23		1Q23
Adjusted net operating income	611	527	+16%	370	+65%
including adjusted income from equity affiliates	(39)	21	ns	56	ns

Organic investments (1)	943	674	+40%	577	+63%
Acquisitions net of assets sales (1)	735	532	+38%	519	+42%
Net investments (1)	1,678	1,206	+39%	1,096	+53%

Cash flow from operations excluding working capital (CFFO) (1)	692	705	-2%	440	+57%
Cash flow from operating activities	(249)	638	ns	(1,285)	ns

Integrated Power adjusted net operating income was $611 million in the first quarter 2024, up 16% quarter-to-quarter, reflecting activity growth.

Cash flow from operations excluding working capital (CFFO) for Integrated Power was $692 million, as fourth quarter 2023 benefited from higher dividends from equity affiliates.

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4.4	Downstream (Refining & Chemicals and Marketing & Services)

4.4.1	Results

			1Q24		1Q24
In millions of dollars	1Q24	4Q23	vs	1Q23	vs
			4Q23		1Q23
Adjusted net operating income	1,217	939	+30%	1,898	-36%

Organic investments (1)	520	1,504	-65%	290	+79%
Acquisitions net of assets sales (1)	(1,258)	(1,679)	ns	(229)	ns
Net investments (1)	(738)	(175)	ns	61	ns

Cash flow from operations excluding working capital (CFFO) (1)	1,770	1,692	+5%	2,189	-19%
Cash flow from operating activities	(2,237)	6,584	ns	(1,524)	ns

4.5	Refining & Chemicals

4.5.1	Refinery and petrochemicals throughput and utilization rates

			1Q24		1Q24
Refinery throughput and utilization rate*	1Q24	4Q23	vs	1Q23	vs
			4Q23		1Q23
Total refinery throughput (kb/d)	1,424	1,381	+3%	1,403	+2%
France	382	444	-14%	357	+7%
Rest of Europe	618	582	+6%	596	+4%
Rest of world	424	355	+19%	450	-6%

Utilization rate based on crude only**	79%	79%		78%

*	Includes refineries in Africa reported in the Marketing & Services segment.
**	Based on distillation capacity at the beginning of the year.

			1Q24		1Q24
Petrochemicals production and utilization rate	1Q24	4Q23	vs	1Q23	vs
			4Q23		1Q23
Monomers* (kt)	1,287	1,114	+16%	1,295	-1%
Polymers (kt)	1,076	985	+9%	1,111	-3%

Steam cracker utilization rate**	73%	60%		75%

*	Olefins.
**	Based on olefins production from steam crackers and their treatment capacity at the start of the year.

Refining throughput was up 3% quarter-to-quarter mainly due to the restart of Satorp in Saudi Arabia, despite an unplanned shutdown at the Donges refinery in France.

Petrochemicals production was up 16% quarter-to-quarter for monomers and 9% for polymers thanks to better steam cracker utilization rates in Europe and the United States.

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4.5.2	Results

			1Q24		1Q24
In millions of dollars	1Q24	4Q23	vs	1Q23	vs
			4Q23		1Q23
Adjusted net operating income	962	633	+52%	1,618	-41%

Organic investments (1)	419	1,002	-58%	198	x2.1
Acquisitions net of assets sales (1)	(20)	(11)	ns	5	ns
Net investments (1)	399	991	-60%	203	+97%

Cash flow from operations excluding working capital (CFFO) (1)	1,291	1,173	+10%	1,733	-26%
Cash flow from operating activities	(2,129)	4,825	ns	(851)	ns

Refining & Chemicals adjusted net operating income was $962 million in the first quarter 2024, up 52% quarter-to-quarter thanks to higher refining margins and higher refinery throughput.

Cash flow from operations excluding working capital (CFFO) of $1,291 million in the first quarter 2024 grew less than adjusted net operating income (+10% quarter-to-quarter) due to the timing effect in dividend payments from equity affiliates.

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4.6	Marketing & Services

4.6.1	Petroleum product sales

			1Q24		1Q24
Sales in kb/d*	1Q24	4Q23	vs	1Q23	vs
			4Q23		1Q23
Total Marketing & Services sales	1,312	1,341	-2%	1,360	-4%
Europe	715	755	-5%	757	-6%
Rest of world	597	587	+2%	602	-1%

*       Excludes trading and bulk refining sales.

Sales of petroleum products were down year-on-year by 4% in the first quarter 2024, mainly due to the lower industrial and commercial demand in Europe.

4.6.2	Results

			1Q24		1Q24
In millions of dollars	1Q24	4Q23	vs	1Q23	vs
			4Q23		1Q23
Adjusted net operating income	255	306	-17%	280	-9%

Organic investments (1)	101	502	-80%	92	+10%
Acquisitions net of assets sales (1)	(1,238)	(1,668)	ns	(234)	ns
Net investments (1)	(1,137)	(1,166)	ns	(142)	ns

Cash flow from operations excluding working capital (CFFO) (1)	479	519	-8%	456	+5%
Cash flow from operating activities	(108)	1,759	ns	(673)	ns

Marketing & Services adjusted net operating income was $255 million for the first quarter 2024, down 9% year-on-year, due to lower sales of petroleum products.

Cash flow from operations excluding working capital (CFFO) increased by 5% year-on-year to $479 million in the first quarter 2024, the growth of high-value activities, notably lubricants, compensating the disposal of part of the European retail network.

11

5.	TotalEnergies results

5.1	Adjusted net operating income from business segments

Adjusted net operating income from business segments was $5,600 million in the first quarter of 2024:

•	versus $5,724 million in the fourth quarter 2023, mainly due to softening gas prices but was partially compensated by higher refining margins,

•	versus $6,993 million in the first quarter 2023, mainly due to softening gas prices and refining margins.

5.2	Adjusted net income (1) (TotalEnergies share)

TotalEnergies adjusted net income was $5,112 million in the first quarter 2024 versus $5,226 million in the fourth quarter 2023, mainly due to softening gas prices, partially compensated by higher refining margins.

Adjustments to net income were $0.6 billion in the first quarter 2024 consisting mainly of:

•	$1.5 billion capital gain on disposal and revaluation of shares held and consolidated under the equity method, after the partial divestment of retail network in Belgium and Luxembourg and the full divestment in the Netherlands,

•	($0.2) billion in inventory effects and effects of changes in fair value,

•	($0.7) billion impairment of the Company’s minority stake in Sunpower and Maxeon, based on their market value.

TotalEnergies’ average tax rate was stable at 37.8% in the first quarter 2024 versus 37.7% in the fourth quarter 2023.

5.3	Adjusted earnings per share

Adjusted diluted net earnings per share were $2.14 in the first quarter 2024, based on 2,352 million weighted average diluted shares, compared to $2.16 in the fourth quarter 2023.

As of March 31, 2024, the number of diluted shares was 2,344 million.

As part of its shareholder return policy, TotalEnergies repurchased 30.6 million shares in the first quarter 2024 for $2 billion.

5.4	Acquisitions – asset sales

Acquisitions were $1,074 million in the first quarter 2024, primarily related to:

•	the acquisition of 1.5 GW gas flexible capacity in Texas,

•	the acquisition of battery storage developer Kyon in Germany,

•	the acquisition of Talos Low Carbon Solutions, in the carbon storage industry in the United States.

Divestments were $1,574 million in the first quarter 2024, primarily related to:

•	the closing of the retail network transaction with Alimentation Couche-Tard in Belgium, Luxemburg, and the Netherlands,

•	The sale of a 15% interest in Absheron, in Azerbaijan, to ADNOC.

5.5	Net cash flow (1)

TotalEnergies' net cash flow was $4,596 million in the first quarter 2024 compared to $7,765 million in the fourth quarter 2023, reflecting the $332 million decrease in CFFO and the $2,837 million increase in net investments to $3,572 million.

2024 first quarter cash flow from operating activities was $2,169 million versus CFFO of $8,168 million, and was impacted by increased working capital of $6.0 billion, mainly due to:

•	The reversal of the exceptional working capital release of $2 billion in the fourth quarter 2023,

•	$1.5 billion effect of higher oil and petroleum products prices on inventories at the end of the quarter,

•	$1 billion seasonal effect on tax liabilities,

•	$1 billion seasonal effect on gas and power distribution activities.

12

5.6	Profitability

Return on equity was 19.0% for the twelve months ended March 31, 2024.

In millions of dollars	April 1, 2023 March 31, 2024	January 1, 2023 December 31, 2023	April 1, 2022 March 31, 2023
Adjusted net income (1)	22,047	23,450	34,219
Average adjusted shareholders' equity	115,835	115,006	115,233
Return on equity (ROE)	19.0%	20.4%	29.7%

Return on average capital employed (1) was 16.5% for the twelve months ended March 31,2024.

In millions of dollars	April 1, 2023 March 31, 2024	January 1, 2023 December 31, 2023	April 1, 2022 March 31, 2023
Adjusted net operating income (1)	23,278	24,684	35,712
Average capital employed (1)	140,662	130,517	140,842
ROACE (1)	16.5%	18.9%	25.4%

6.	TotalEnergies SE statutory accounts

Net income for TotalEnergies SE, the parent company, amounted to €3,410 million in the first quarter 2024, compared to €2,189 million in the first quarter 2023.

7.	Annual 2024 Sensitivities (16)

		Estimated impact on	Estimated impact on
	Change	adjusted	cash flow from
		net operating income	operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average liquids price (17)	+/- 10 $/b	+/- 2.3 B$	+/- 2.8 B$
European gas price - NBP / TTF	+/- 2 $/Mbtu	+/- 0.4 B$	+/- 0.4 B$
European Refining Margin Marker (ERM)	+/- 10 $/t	+/- 0.4 B$	+/- 0.5 B$

(16)	Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies’ portfolio in 2024. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

(17)	In a 80 $/b Brent environment.

13

8.	Outlook

Brent prices are strong at around $90/b at the start of the second quarter 2024, supported by elevated geopolitical tensions and by the OPEC+ decision to maintain production quotas through the second quarter 2024.

These elevated prices are impacting refining margins, which had been elevated since the beginning of the year.

Despite exiting winter at high gas storage levels, European gas prices have been trading within a range of $8 to $10/Mbtu at the beginning of the second quarter 2024. Recovering Asian LNG demand and limited global LNG capacity additions in 2024 support forward prices above $11/Mbtu for the 2024-2025 winter period.

Given the evolution of oil and gas prices in recent months and the lag effect on price formulas, TotalEnergies anticipates that its average LNG selling price should be between $9 and $10/Mbtu in the second quarter 2024.

Second quarter 2024 hydrocarbon production is expected to be between 2.4 and 2.45 Mboe/d, impacted by planned maintenance that is partially compensated by ramp-ups of Mero 2 in Brazil and Tyra in Denmark.

The second quarter 2024 refining utilization rate is anticipated to be above 85%, notably as the Donges refinery progressively restarts.

The Company confirms net investments guidance of $17-$18 billion in 2024, of which $5 billion is dedicated to Integrated Power.

* * * *

To listen to the conference call with Chairman & CEO Patrick Pouyanné and CFO Jean-Pierre Sbraire today at 1:00pm (Paris time), please log on to totalenergies.com or dial +33 (0) 1 70 91 87 04, +44 (0) 12 1281 8004 or +1 718 705 8796. The conference replay will be available on the Company's website totalenergies.com after the event.

* * * *

TotalEnergies contacts

Media Relations:             +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:          +33 (0)1 47 44 46 46 l ir@totalenergies.com

14

9. Operating information by segment

9.1	Company’s production (Exploration & Production + Integrated LNG)

Upstream

Production

			1Q24		1Q24
Combined liquids and gas	1Q24	4Q23	vs	1Q23	vs
production by region (kboe/d)			4Q23		1Q23
Europe	570	592	-4%	583	-2%
Africa	463	451	+3%	494	-6%
Middle East and North Africa	815	788	+3%	718	+13%
Americas	352	376	-6%	441	-20%
Asia-Pacific	261	256	+2%	288	-9%
Total production	2,461	2,462	-	2,524	-2%
includes equity affiliates	346	331	+5%	344	+1%

			1Q24		1Q24
Liquids production by region (kb/d)	1Q24	4Q23	vs	1Q23	vs
			4Q23		1Q23
Europe	224	236	-5%	235	-4%
Africa	331	328	+1%	371	-11%
Middle East and North Africa	652	629	+4%	578	+13%
Americas	171	207	-17%	263	-35%
Asia-Pacific	104	106	-1%	116	-10%
Total production	1,482	1,506	-2%	1,562	-5%
includes equity affiliates	154	141	+9%	150	+3%

			1Q24		1Q24
Gas production by region (Mcf/d)	1Q24	4Q23	vs	1Q23	vs
			4Q23		1Q23
Europe	1,869	1,921	-3%	1,879	-1%
Africa	648	612	+6%	615	+5%
Middle East and North Africa	896	881	+2%	772	+16%
Americas	1,003	941	+7%	994	+1%
Asia-Pacific	833	803	+4%	931	-11%
Total production	5,249	5,158	+2%	5,191	+1%
includes equity affiliates	1,043	1,027	+2%	1,054	-1%

15

9.2	Downstream (Refining & Chemicals and Marketing & Services)

			1Q24		1Q24
Petroleum product sales by region (kb/d)	1Q24	4Q23	vs	1Q23	vs
			4Q23		1Q23
Europe	1,774	1,789	-1%	1,600	+11%
Africa	591	610	-3%	667	-11%
Americas	1,033	1,055	-2%	849	+22%
Rest of world	711	697	+2%	623	+14%
Total consolidated sales	4,109	4,151	-1%	3,739	+10%
Includes bulk sales	401	402	-	387	+4%
Includes trading	2,397	2,408	-	1,992	+20%

			1Q24		1Q24
Petrochemicals production* (kt)	1Q24	4Q23	vs	1Q23	vs
			4Q23		1Q23
Europe	990	845	+17%	1,047	-5%
Americas	645	528	+22%	607	+6%
Middle East and Asia	727	725	-	753	-3%
* Olefins, polymers.

16

9.3	Integrated Power

9.3.1 Net power production

	1Q24						4Q23
Net power production (TWh)	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total
France	0.1	0.2	-	1.8	0.0	2.2	0.1	0.3	-	1.6	0.0	2.0
Rest of Europe	0.1	0.6	0.6	0.7	0.1	2.0	0.0	0.5	0.6	0.6	0.1	1.8
Africa	0.0	0.0	-	-	-	0.0	0.0	0.0	-	-	-	0.0
Middle East	0.2	-	-	0.3	-	0.5	0.2	-	-	0.3	-	0.4
North America	0.5	0.5	-	0.7	-	1.8	0.4	0.5	-	-	-	0.9
South America	0.2	0.7	-	-	-	0.8	0.1	0.9	-	-	-	1.0
India	1.6	0.2	-	-	-	1.8	1.3	0.2	-	-	-	1.5
Pacific Asia	0.3	0.0	0.1	-	-	0.4	0.3	0.0	0.1	-	-	0.4
Total	2.9	2.3	0.7	3.6	0.1	9.6	2.4	2.3	0.7	2.5	0.1	8.0

9.3.2 Installed power generation net capacity

	1Q24						4Q23
Installed power generation net capacity (GW) (18)	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total
France	0.6	0.4	-	2.6	0.1	3.7	0.5	0.3	-	2.6	0.1	3.6
Rest of Europe	0.3	0.9	0.6	1.4	0.1	3.2	0.2	0.9	0.6	1.4	0.1	3.2
Africa	0.1	0.0	-	-	0.0	0.1	0.1	0.0	-	-	0.0	0.1
Middle East	0.4	-	-	0.3	-	0.7	0.4	-	-	0.3	-	0.7
North America	2.2	0.8	-	1.5	0.3	4.9	2.0	0.8	-	-	0.2	3.0
South America	0.4	0.9	-	-	-	1.2	0.4	0.8	-	-	-	1.2
India	4.0	0.5	-	-	-	4.5	3.8	0.5	-	-	-	4.3
Pacific Asia	1.0	0.0	0.1	-	0.0	1.1	1.0	0.0	0.1	-	0.0	1.1
Total	9.0	3.5	0.7	5.8	0.6	19.5	8.5	3.4	0.7	4.3	0.5	17.3

(18)	End-of-period data.

17

9.3.3 Power generation gross capacity from renewables

	1Q24					4Q23
Installed power generation gross capacity from renewables (GW) (19),(20)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	0.9	0.7	-	0.1	1.7	0.9	0.6	-	0.1	1.6
Rest of Europe	0.3	1.1	1.1	0.2	2.7	0.2	1.1	1.1	0.2	2.6
Africa	0.1	0.0	-	0.0	0.2	0.1	0.0	-	0.0	0.2
Middle East	1.2	-	-	-	1.2	1.2	-	-	-	1.2
North America	5.2	2.2	-	0.6	8.0	4.9	2.1	-	0.5	7.5
South America	0.4	1.2	-	-	1.6	0.4	1.2	-	-	1.6
India	5.8	0.5	-	-	6.3	5.4	0.5	-	-	5.9
Asia-Pacific	1.5	0.0	0.3	0.0	1.8	1.5	0.0	0.3	0.0	1.8
Total	15.4	5.7	1.4	1.0	23.5	14.6	5.5	1.4	0.8	22.4

	1Q24					4Q23
Power generation gross capacity from renewables in construction (GW) (19),(20)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	0.1	-	0.0	0.0	0.2	0.2	0.0	0.0	0.0	0.2
Rest of Europe	0.4	0.0	-	0.1	0.5	0.4	0.0	-	0.1	0.5
Africa	0.3	-	-	0.1	0.4	0.0	-	-	0.0	0.0
Middle East	0.1	-	-	-	0.1	0.1	-	-	-	0.1
North America	1.6	0.0	-	0.2	1.8	1.4	0.1	-	0.2	1.7
South America	0.0	0.7	-	0.0	0.7	0.0	0.4	-	0.0	0.4
India	0.6	0.1	-	-	0.6	0.6	-	-	-	0.6
Asia-Pacific	0.1	0.0	0.4	-	0.4	0.0	0.0	0.4	-	0.4
Total	3.1	0.8	0.4	0.4	4.8	2.8	0.6	0.4	0.3	4.1

	1Q24					4Q23
Power generation gross capacity from renewables in development (GW) (19),(20)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	1.2	0.4	-	0.0	1.6	0.7	0.4	-	0.0	1.2
Rest of Europe	4.4	0.5	7.4	1.8	14.2	4.6	0.3	7.4	0.1	12.4
Africa	1.4	0.3	-	0.0	1.7	1.1	0.3	-	0.3	1.7
Middle East	1.7	-	-	-	1.7	1.5	0.7	-	-	2.2
North America	10.3	3.1	4.1	4.8	22.3	8.2	3.4	4.1	5.4	21.1
South America	1.5	1.2	-	0.1	2.8	1.4	0.8	-	0.4	2.6
India	4.5	0.2	-	-	4.7	4.7	0.2	-	-	4.9
Asia-Pacific	3.2	0.1	2.6	1.0	6.9	2.9	0.4	2.9	1.3	7.5
Total	28.2	5.8	14.1	7.7	55.9	25.3	6.5	14.4	7.5	53.7

(19)	Includes 20% of the gross capacities of Adani Green Energy Limited, 50% of Clearway Energy Group and 49% of Casa dos Ventos.

(20)	End-of-period data.

18

10. Alternative Performance Measures (Non-GAAP measures)

10.1 Adjustment items to net income (TotalEnergies share)

In millions of dollars	1Q24	4Q23	1Q23
Net income (TotalEnergies share)	5,721	5,063	5,557
Special items affecting net income (TotalEnergies share)	805	180	(159)
Gain (loss) on asset sales	1,507	1,844	203
Restructuring charges	-	(51)	-
Impairments	(644)	(1,023)	(60)
Other	(58)	(590)	(302)
After-tax inventory effect : FIFO vs. replacement cost	124	(535)	(391)
Effect of changes in fair value	(320)	192	(434)
Total adjustments affecting net income (TotalEnergies share)	609	(163)	(984)
Adjusted net income (TotalEnergies share)	5,112	5,226	6,541

19

10.2 Reconciliation of adjusted EBITDA with consolidated financial statements

10.2.1 Reconciliation of net income (TotalEnergies share) to adjusted EBITDA

			1Q24		1Q24
In millions of dollars	1Q24	4Q23	vs	1Q23	vs
			4Q23		1Q23
Net income (TotalEnergies share)	5,721	5,063	+13%	5,557	+3%
Less: adjustment items to net income (TotalEnergies share)	(609)	163	ns	984	ns
Adjusted net income (TotalEnergies share)	5,112	5,226	-2%	6,541	-22%
Adjusted items	-	-	-	-	-
Add: non-controlling interests	100	57	+75%	74	+35%
Add: income taxes	2,991	3,004	-	4,090	-27%
Add: depreciation, depletion and impairment of tangible assets and mineral interests	2,942	3,060	-4%	3,026	-3%
Add: amortization and impairment of intangible assets	92	115	-20%	99	-7%
Add: financial interest on debt	708	660	+7%	710	-
Less: financial income and expense from cash & cash equivalents	(452)	(426)	ns	(373)	ns
Adjusted EBITDA	11,493	11,696	-2%	14,167	-19%

10.2.2 Reconciliation of revenues from sales to adjusted EBITDA and net income (TotalEnergies share)

			1Q24		1Q24
In millions of dollars	1Q24	4Q23	vs	1Q23	vs
			4Q23		1Q23
Adjusted items
Revenues from sales	51,883	54,765	-5%	58,309	-11%
Purchases, net of inventory variation	(33,525)	(36,651)	ns	(37,479)	ns
Other operating expenses	(7,580)	(6,956)	ns	(7,752)	ns
Exploration costs	(88)	(174)	ns	(94)	ns
Other income	240	169	+42%	77	x3,1
Other expense, excluding amortization and impairment of intangible assets	(125)	(150)	ns	(38)	ns
Other financial income	282	276	+2%	248	+14%
Other financial expense	(215)	(180)	ns	(183)	ns
Net income (loss) from equity affiliates	621	597	+4%	1,079	-42%
Adjusted EBITDA	11,493	11,696	-2%	14,167	-19%
Adjusted items
Less: depreciation, depletion and impairment of tangible assets and mineral interests	(2,942)	(3,060)	ns	(3,026)	ns
Less: amortization of intangible assets	(92)	(115)	ns	(99)	ns
Less: financial interest on debt	(708)	(660)	ns	(710)	ns
Add: financial income and expense from cash & cash equivalents	452	426	+6%	373	+21%
Less: income taxes	(2,991)	(3,004)	ns	(4,090)	ns
Less: non-controlling interests	(100)	(57)	ns	(74)	ns
Add: adjustment (TotalEnergies share)	609	(163)	ns	(984)	ns
Net income (TotalEnergies share)	5,721	5,063	+13%	5,557	+3%

20

10.3 Investments – Divestments (TotalEnergies share)

Reconciliation of Cash flow used in investing activities to Net investments

			1Q24		1Q24
In millions of dollars	1Q24	4Q23	vs	1Q23	vs
			4Q23		1Q23
Cash flow used in investing activities ( a )	3,467	632	x5,5	6,362	-46%
Other transactions with non-controlling interests ( b )	-	-	ns	-	ns
Organic loan repayment from equity affiliates ( c )	3	3	-	(6)	ns
Change in debt from renewable projects financing ( d ) *	-	(3)	-100%	3	-100%
Capex linked to capitalized leasing contracts ( e )	103	71	+45%	60	+72%
Expenditures related to carbon credits ( f )	(1)	32	ns	1	ns
Net investments ( a + b + c + d + e + f = g - i + h )	3,572	735	x4,9	6,420	-44%
of which acquisitions net of assets sales ( g-i )	(500)	(5,404)	ns	2,987	ns
Acquisitions ( g )	1,074	698	+54%	3,256	-67%
Asset sales ( i )	1,574	6,102	-74%	269	x5,9
Change in debt from renewable projects (partner share)	-	-	ns	(3)	-100%
of which organic investments ( h )	4,072	6,139	-34%	3,433	+19%
Capitalized exploration	145	214	-32%	205	-29%
Increase in non-current loans	538	683	-21%	374	+44%
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(146)	(91)	ns	(229)	ns
Change in debt from renewable projects (TotalEnergies share)	-	(3)	-100%	-	ns

*       Change in debt from renewable projects (TotalEnergies share and partner share).

10.4 Cash flow (TotalEnergies share)

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO), to DACF and to Net cash flow

			1Q24		1Q24
In millions of dollars	1Q24	4Q23	vs	1Q23	vs
			4Q23		1Q23
Cash flow from operating activities ( a )	2,169	16,150	-87%	5,133	-58%
(Increase) decrease in working capital ( b ) *	(6,121)	8,377	ns	(3,989)	ns
Inventory effect ( c )	125	(724)	ns	(502)	ns
Capital gain from renewable project sales ( d )	-	(0)	-100%	3	-100%
Organic loan repayments from equity affiliates ( e )	3	3	-	(6)	ns
Cash flow from operations excluding working capital (CFFO) ( f = a - b - c + d + e )	8,168	8,500	-4%	9,621	-15%
Financial charges	(143)	(29)	ns	(153)	ns
Debt Adjusted Cash Flow (DACF)	8,311	8,529	-3%	9,774	-15%

Organic investments ( g )	4,072	6,139	-34%	3,433	+19%
Free cash flow after organic investments ( f - g )	4,096	2,361	+73%	6,188	-34%

Net investments ( h )	3,572	735	x4.9	6,420	-44%
Net cash flow ( f - h )	4,596	7,765	-41%	3,201	+44%

*     Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power segments’ contracts.

21

10.5 Gearing ratio

In millions of dollars	03/31/2024	12/31/2023	03/31/2023
Current borrowings *	16,068	7,869	16,280
Other current financial liabilities	481	446	597
Current financial assets * , **	(5,969)	(6,256)	(7,223)
Net financial assets classified as held for sale *	(11)	17	(38)
Non-current financial debt *	30,452	32,722	34,820
Non-current financial assets *	(1,165)	(1,229)	(1,101)
Cash and cash equivalents	(25,640)	(27,263)	(27,985)
Net debt ( a )	14,216	6,306	15,350

Shareholders’ equity (TotalEnergies share)	118,409	116,753	115,581
Non-controlling interests	2,734	2,700	2,863
Shareholders' equity (b)	121,143	119,453	118,444

Gearing = a / ( a+b )	10.5%	5.0%	11.5%

Leases (c)	8,013	8,275	8,131
Gearing including leases ( a+c ) / ( a+b+c )	15.5%	10.9%	16.5%

*	Excludes leases receivables and leases debts.
**	Including initial margins held as part of the Company's activities on organized markets.

10.6 Return on average capital employed

Twelve months ended March 31, 2024

In millions of dollars	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Company

Adjusted net operating income	10,839	5,350	2,094	3,998	1,433	23,278
Capital employed at 03/31/2023	67,658	34,183	18,982	10,115	8,811	139,830
Capital employed at 03/31/2024	64,968	36,678	22,890	9,360	8,013	141,494
ROACE	16.3%	15.1%	10.0%	41.1%	17.0%	16.5%

22

GLOSSARY

Acquisitions net of assets sales is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Net Acquisitions refer to acquisitions minus assets sales (including other operations with non-controlling interests). This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates the allocation of cash flow used for growing the Company’s asset base via external growth opportunities.

Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. It refers to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure and compare the Company’s profitability with utility companies (energy sector).

Adjusted net income (TotalEnergies share) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income (TotalEnergies share). Adjusted Net Income (TotalEnergies share) refers to Net Income (TotalEnergies share) less adjustment items to Net Income (TotalEnergies share). Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and to understand its operating trends by removing the impact of non-operational results and special items.

Adjusted net operating income is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. Adjusted Net Operating Income refers to Net Income before net cost of net debt, i.e., cost of net debt net of its tax effects, less adjustment items. Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. Adjusted Net Operating Income can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and understanding its operating trends, by removing the impact of non-operational results and special items and is used to evaluate the Return on Average Capital Employed (ROACE) as explained below.

Capital Employed is a non-GAAP financial measure. They are calculated at replacement cost and refer to capital employed (balance sheet) less inventory valuations effect. Capital employed (balance sheet) refers to the sum of the following items: (i) Property, plant and equipment, intangible assets, net, (ii) Investments & loans in equity affiliates, (iii) Other non-current assets, (iv) Working capital which is the sum of: Inventories, net, Accounts receivable, net, other current assets, Accounts payable, Other creditors and accrued liabilities(v) Provisions and other non-current liabilities and (vi) Assets and liabilities classified as held for sale. Capital Employed can be a valuable tool for decision makers, analysts and shareholders alike to provide insight on the amount of capital investment used by the Company or its business segments to operate. Capital Employed is used to calculate the Return on Average Capital Employed (ROACE).

Cash Flow From Operations excluding working capital (CFFO) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Cash Flow From Operations excluding working capital is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated LNG and Integrated Power contracts, including capital gain from renewable projects sales and including organic loan repayments from equity affiliates.

This indicator can be a valuable tool for decision makers, analysts and shareholders alike to help understand changes in cash flow from operating activities, excluding the impact of working capital changes across periods on a consistent basis and with the performance of peer companies in a manner that, when viewed in combination with the Company’s results prepared in accordance with GAAP, provides a more complete understanding of the factors and trends affecting the Company’s business and performance. This performance indicator is used by the Company as a base for its cash flow allocation and notably to guide on the share of its cash flow to be allocated to the distribution to shareholders.

Debt adjusted cash flow (DACF) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. DACF is defined as Cash Flow From Operations excluding working capital (CFFO) without financial charges. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it corresponds to the funds theoretically available to the Company for investments, debt repayment and distribution to shareholders, and therefore facilitates comparison of the Company’s results of operations with those of other registrants, independent of their capital structure and working capital requirements.

Free cash flow after Organic Investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Free cash flow after Organic Investments, refers to Cash Flow From Operations excluding working capital minus Organic Investments. Organic Investments refer to Net Investments excluding acquisitions, asset sales and other transactions with non-controlling interests. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates operating cash flow generated by the business post allocation of cash for Organic Investments.

Gearing is a non-GAAP financial measure and its most directly comparable IFRS measure is the ratio of total financial liabilities to total equity. Gearing is a Net-debt-to-capital ratio, which is calculated as the ratio of Net debt excluding leases to (Equity + Net debt excluding leases). This indicator can be a valuable tool for decision makers, analysts and shareholders alike to assess the strength of the Company’s balance sheet.

Net cash flow is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Net cash flow refers to Cash Flow From Operations excluding working capital minus Net Investments. Net cash flow can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow generated by the operations of the Company post allocation of cash for Organic Investments and Net Acquisitions (acquisitions - assets sales - other operations with non-controlling interests). This performance indicator corresponds to the cash flow available to repay debt and allocate cash to shareholder distribution or share buybacks.

23

Net investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Net Investments refer to Cash flow used in investing activities including other transactions with non-controlling interests, including change in debt from renewable projects financing, including expenditures related to carbon credits, including capex linked to capitalized leasing contracts and excluding organic loan repayment from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to illustrate the cash directed to growth opportunities, both internal and external, thereby showing, when combined with the Company’s cash flow statement prepared under IFRS, how cash is generated and allocated for uses within the organization. Net Investments are the sum of Organic Investments and Net Acquisitions each of which is described in the Glossary.

Organic investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Organic investments refers to Net Investments, excluding acquisitions, asset sales and other operations with non-controlling interests. Organic Investments can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow used by the Company to grow its asset base, excluding sources of external growth.

Payout is a non-GAAP financial measure. Payout is defined as the ratio of the dividends and share buybacks to the Cash Flow From Operations excluding working capital. This indicator can be a valuable tool for decision makers, analysts and shareholders as it provides the portion of the Cash Flow From Operations excluding working capital distributed to the shareholder.

Return on Average Capital Employed (ROACE) is a non-GAAP financial measure. ROACE is the ratio of Adjusted Net Operating Income to average Capital Employed at replacement cost between the beginning and the end of the period. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure the profitability of the Company’s average Capital Employed in its business operations and is used by the Company to benchmark its performance internally and externally with its peers.

24

Disclaimer:

The terms “TotalEnergies”, “TotalEnergies company” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

This press release presents the results for the first quarter of 2024 from the consolidated financial statements of TotalEnergies SE as of March 31, 2024 (unaudited). The limited review procedures by the Statutory Auditors are underway. The notes to the consolidated financial statements (unaudited) are available on the website totalenergies.com.

This document may contain forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to the financial condition, results of operations, business activities and strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document. These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto. Readers are cautioned not to consider forward-looking statements as accurate, but as an expression of the Company’s views only as of the date this document is published. TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Company has not verified, and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document. The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”). Additionally, the developments of environmental and climate change-related issues in this document are based on various frameworks and the interests of various stakeholders which are subject to evolve independently of our will. Moreover, our disclosures on such issues, including climate-related disclosures, may include information that is not necessarily "material" under US securities laws for SEC reporting purposes or under applicable securities law.

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies. In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding the adjustment items described below (adjusted operating income, adjusted net operating income, adjusted net income), return on equity (ROE), return on average capital employed (ROACE), gearing ratio, operating cash flow before working capital changes, the shareholder rate of return. These indicators are meant to facilitate the analysis of the financial performance of TotalEnergies and the comparison of income between periods. They allow investors to track the measures used internally to manage and measure the performance of TotalEnergies.

These adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualifying as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent, or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years.

(ii) The inventory valuation effect

In accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method.

This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors.

In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost methods.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Euro amounts presented for the fully adjusted-diluted earnings per share represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at the Company website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.

25

TotalEnergies financial statements

First quarter 2024 consolidated accounts, IFRS

26

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

	1st quarter	4th quarter	1st quarter
(M$)(a)	2024	2023	2023

Sales	56,278	59,237	62,603
Excise taxes	(4,395)	(4,472)	(4,370)
Revenues from sales	51,883	54,765	58,233

Purchases, net of inventory variation	(33,780)	(37,150)	(38,351)
Other operating expenses	(7,643)	(7,166)	(7,785)
Exploration costs	(88)	(174)	(92)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,942)	(3,539)	(3,062)
Other income	1,758	2,685	341
Other expense	(315)	(802)	(300)

Financial interest on debt	(708)	(660)	(710)
Financial income and expense from cash & cash equivalents	472	439	393
Cost of net debt	(236)	(221)	(317)

Other financial income	306	303	258
Other financial expense	(215)	(189)	(183)

Net income (loss) from equity affiliates	18	(136)	960

Income taxes	(2,942)	(3,339)	(4,071)
Consolidated net income	5,804	5,037	5,631
TotalEnergies share	5,721	5,063	5,557
Non-controlling interests	83	(26)	74
Earnings per share ($)	2.42	2.11	2.23
Fully-diluted earnings per share ($)	2.40	2.09	2.21

(a) Except for per share amounts.

27

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

	1st quarter	4th quarter	1st quarter
(M$)	2024	2023	2023
Consolidated net income	5,804	5,037	5,631

Other comprehensive income

Actuarial gains and losses	(2)	(251)	3
Change in fair value of investments in equity instruments	40	(17)	4
Tax effect	(8)	42	(8)
Currency translation adjustment generated by the parent company	(1,506)	3,025	1,466
Items not potentially reclassifiable to profit and loss	(1,476)	2,799	1,465
Currency translation adjustment	1,099	(3,182)	(1,250)
Cash flow hedge	807	701	1,202
Variation of foreign currency basis spread	(15)	(16)	(3)
share of other comprehensive income of equity affiliates, net amount	(76)	(144)	(98)
Other	2	3	3
Tax effect	(219)	(212)	(336)
Items potentially reclassifiable to profit and loss	1,598	(2,850)	(482)
Total other comprehensive income (net amount)	122	(51)	983

Comprehensive income	5,926	4,986	6,614
TotalEnergies share	5,870	4,995	6,550
Non-controlling interests	56	(9)	64

28

CONSOLIDATED BALANCE SHEET

TotalEnergies

	March 31,	December 31,	March 31,
	2024	2023	2023
(M$)	(unaudited)		(unaudited)

ASSETS

Non-current assets
Intangible assets, net	33,193	33,083	33,234
Property, plant and equipment, net	109,462	108,916	107,499
Equity affiliates : investments and loans	31,256	30,457	29,997
Other investments	1,895	1,543	1,209
Non-current financial assets	2,308	2,395	2,357
Deferred income taxes	3,165	3,418	4,772
Other non-current assets	4,328	4,313	2,709
Total non-current assets	185,607	184,125	181,777
Current assets
Inventories, net	20,229	19,317	22,786
Accounts receivable, net	24,198	23,442	24,128
Other current assets	20,615	20,821	28,153
Current financial assets	6,319	6,585	7,535
Cash and cash equivalents	25,640	27,263	27,985
Assets classified as held for sale	525	2,101	668
Total current assets	97,526	99,529	111,255
Total assets	283,133	283,654	293,032
LIABILITIES & SHAREHOLDERS' EQUITY
Shareholders' equity
Common shares	7,548	7,616	7,828
Paid-in surplus and retained earnings	129,937	126,857	123,357
Currency translation adjustment	(14,167)	(13,701)	(12,784)
Treasury shares	(4,909)	(4,019)	(2,820)
Total shareholders' equity - TotalEnergies Share	118,409	116,753	115,581
Non-controlling interests	2,734	2,700	2,863
Total shareholders' equity	121,143	119,453	118,444
Non-current liabilities
Deferred income taxes	11,878	11,688	11,300
Employee benefits	1,941	1,993	1,840
Provisions and other non-current liabilities	20,961	21,257	21,270
Non-current financial debt	38,053	40,478	42,915
Total non-current liabilities	72,833	75,416	77,325
Current liabilities
Accounts payable	37,647	41,335	36,037
Other creditors and accrued liabilities	32,949	36,727	42,578
Current borrowings	17,973	9,590	17,884
Other current financial liabilities	481	446	597
Liabilities directly associated with the assets classified as held for sale	107	687	167
Total current liabilities	89,157	88,785	97,263
Total liabilities & shareholders' equity	283,133	283,654	293,032

29

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)
	1st quarter	4th quarter	1st quarter
(M$)	2024	2023	2023
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	5,804	5,037	5,631
Depreciation, depletion, amortization and impairment	3,036	3,815	3,187
Non-current liabilities, valuation allowances and deferred taxes	292	(268)	314
(Gains) losses on disposals of assets	(1,610)	(2,609)	(252)
Undistributed affiliates' equity earnings	288	940	(349)
(Increase) decrease in working capital	(5,686)	8,308	(3,419)
Other changes, net	45	927	21
Cash flow from operating activities	2,169	16,150	5,133
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(3,420)	(5,076)	(4,968)
Acquisitions of subsidiaries, net of cash acquired	(759)	(10)	(136)
Investments in equity affiliates and other securities	(488)	(1,066)	(1,407)
Increase in non-current loans	(538)	(683)	(389)

Total expenditures	(5,205)	(6,835)	(6,900)
Proceeds from disposals of intangible assets and property, plant and equipment	337	2,776	68
Proceeds from disposals of subsidiaries, net of cash sold	1,218	3,333	183
Proceeds from disposals of non-current investments	34	-	49
Repayment of non-current loans	149	94	238
Total divestments	1,738	6,203	538
Cash flow used in investing activities	(3,467)	(632)	(6,362)
CASH FLOW USED IN FINANCING ACTIVITIES
Issuance (repayment) of shares:
- Parent company shareholders	-	-	-
- Treasury shares	(2,006)	(2,964)	(2,103)
Dividends paid:
- Parent company shareholders	(1,903)	(1,869)	(1,844)
- Non-controlling interests	(6)	(17)	(21)
Net issuance (repayment) of perpetual subordinated notes	-	-	-
Payments on perpetual subordinated notes	(159)	(54)	(158)
Other transactions with non-controlling interests	(17)	(16)	(86)
Net issuance (repayment) of non-current debt	42	(21)	118
Increase (decrease) in current borrowings	3,536	(8,458)	(1,274)
Increase (decrease) in current financial assets and liabilities	271	360	1,394
Cash flow from (used in) financing activities	(242)	(13,039)	(3,974)
Net increase (decrease) in cash and cash equivalents	(1,540)	2,479	(5,203)
Effect of exchange rates	(83)	53	162
Cash and cash equivalents at the beginning of the period	27,263	24,731	33,026
Cash and cash equivalents at the end of the period	25,640	27,263	27,985

30

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

TotalEnergies

(unaudited)

	Common shares issued		Paid-in surplus and	Currency translation	Treasury shares		Shareholders’ equity -	Non- controlling	Total shareholders’
(M$)	Number	Amount	retained earnings	adjustment	Number	Amount	TotalEnergies Share	interests	equity
As of January 1, 2023	2,619,131,285	8,163	123,951	(12,836)	(137,187,667)	(7,554)	111,724	2,846	114,570
Net income of the first quarter 2023	-	-	5,557	-	-	-	5,557	74	5,631
Other comprehensive income	-	-	913	80	-	993	(10)	983
Comprehensive Income	-	-	6,470	80	-	-	6,550	64	6,614
Dividend	-	-	-	-	-	-	-	(21)	(21)
Issuance of common shares	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	-	-	(33,842,858)	(2,703)	(2,703)	-	(2,703)
Sale of treasury shares(a)	-	-	(395)	-	6,446,384	395	-	-	-
Share-based payments	-	-	54	-	-	-	54	-	54
Share cancellation	(128,869,261)	(335)	(6,707)	-	128,869,261	7,042	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Payments on perpetual subordinated notes	-	-	(77)	-	-	-	(77)	-	(77)
Other operations with non-controlling interests	-	-	39	(28)	-	-	11	(25)	(14)
Other items	-	-	22	-	-	-	22	(1)	21
As of March 31, 2023	2,490,262,024	7,828	123,357	(12,784)	(35,714,880)	(2,820)	115,581	2,863	118,444
Net income from April 1 to December 31, 2023	-	-	15,827	-	-	-	15,827	52	15,879
Other comprehensive income	-	-	1,074	(917)	-	-	157	(33)	124
Comprehensive Income	-	-	16,901	(917)	-	-	15,984	19	16,003
Dividend	-	-	(7,611)	-	-	-	(7,611)	(290)	(7,901)
Issuance of common shares	8,002,155	22	361	-	-	-	383	-	383
Purchase of treasury shares	-	-	-	-	(110,857,719)	(6,464)	(6,464)	-	(6,464)
Sale of treasury shares(a)	-	-	(1)	-	17,042	1	-	-	-
Share-based payments	-	-	237	-	-	-	237	-	237
Share cancellation	(86,012,344)	(234)	(5,030)	-	86,012,344	5,264	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(1,107)	-	-	-	(1,107)	-	(1,107)
Payments on perpetual subordinated notes	-	-	(217)	-	-	-	(217)	-	(217)
Other operations with non-controlling interests	-	-	(9)	-	-	-	(9)	110	101
Other items	-	-	(24)	-	-	-	(24)	(2)	(26)
As of December 31, 2023	2,412,251,835	7,616	126,857	(13,701)	(60,543,213)	(4,019)	116,753	2,700	119,453
Net income of the first quarter 2024	-	-	5,721	-	-	-	5,721	83	5,804
Other comprehensive income	-	-	614	(465)	-	-	149	(27)	122
Comprehensive Income	-	-	6,335	(465)	-	-	5,870	56	5,926
Dividend	-	-	-	-	-	-	-	(6)	(6)
Issuance of common shares	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	-	-	(30,581,230)	(2,556)	(2,556)	-	(2,556)
Sale of treasury shares(a)	-	-	-	-	2,957	-	-	-	-
Share-based payments	-	-	59	-	-	-	59	-	59
Share cancellation	(25,405,361)	(68)	(1,597)	-	25,405,361	1,665	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(1,679)	-	-	-	(1,679)	-	(1,679)
Payments on perpetual subordinated notes	-	-	(71)	-	-	-	(71)	-	(71)
Other operations with non-controlling interests	-	-	-	-	-	-	-	(17)	(17)
Other items	-	-	33	(1)	-	1	33	1	34
As of March 31, 2024	2,386,846,474	7,548	129,937	(14,167)	(65,716,125)	(4,909)	118,409	2,734	121,143

(a)Treasury shares related to the performance share grants.

31

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

1st quarter 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

External sales	1,318	2,659	7,082	24,533	20,671	15	-	56,278
Intersegment sales	9,735	3,495	790	8,143	269	63	(22,495)	-
Excise taxes	-	-	-	(170)	(4,225)	-	-	(4,395)
Revenues from sales	11,053	6,154	7,872	32,506	16,715	78	(22,495)	51,883
Operating expenses	(4,444)	(4,784)	(7,565)	(30,888)	(16,096)	(229)	22,495	(41,511)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,917)	(321)	(97)	(376)	(206)	(25)	-	(2,942)
Net income (loss) from equity affiliates and other items	97	495	(615)	68	1,480	27	-	1,552
Tax on net operating income	(2,261)	(284)	(40)	(255)	(108)	55	-	(2,893)
Adjustment (a)	(22)	38	(1,056)	93	1,530	(4)	-	579
Adjusted net operating income	2,550	1,222	611	962	255	(90)	-	5,510
Adjustment (a)								579
Net cost of net debt								(285)
Non-controlling interests								(83)
Net income - TotalEnergies share								5,721

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

1st quarter 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Total expenditures	2,294	565	1,739	435	144	28	-	5,205
Total divestments	306	50	62	38	1,281	1	-	1,738
Cash flow from operating activities	3,590	1,710	(249)	(2,129)	(108)	(645)	-	2,169

32

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

4th quarter 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,622	3,050	7,350	24,372	22,826	17	-	59,237
Intersegment sales	10,630	3,651	1,276	8,796	157	26	(24,536)	-
Excise taxes	-	-	-	(216)	(4,256)	-	-	(4,472)
Revenues from sales	12,252	6,701	8,626	32,952	18,727	43	(24,536)	54,765
Operating expenses	(5,084)	(5,289)	(7,787)	(32,367)	(18,289)	(210)	24,536	(44,490)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,334)	(440)	(97)	(394)	(236)	(38)	-	(3,539)
Net income (loss) from equity affiliates and other items	(370)	560	(17)	(158)	1,917	(71)	-	1,861
Tax on net operating income	(2,371)	(217)	(156)	76	(718)	91	-	(3,295)
Adjustment (a)	(709)	(141)	42	(524)	1,095	(7)	-	(244)
Adjusted net operating income	2,802	1,456	527	633	306	(178)	-	5,546
Adjustment (a)								(244)
Net cost of net debt								(265)
Non-controlling interests								26
Net income - TotalEnergies share								5,063

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

4th quarter 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	3,080	855	1,241	1,011	588	60	-	6,835
Total divestments	4,362	28	32	22	1,754	5	-	6,203
Cash flow from operating activities	5,708	2,702	638	4,825	1,759	518	-	16,150

33

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

1st quarter 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,954	4,872	8,555	24,855	22,359	8	-	62,603
Intersegment sales	10,728	5,999	1,685	9,061	120	57	(27,650)	-
Excise taxes	-	-	-	(184)	(4,186)	-	-	(4,370)
Revenues from sales	12,682	10,871	10,240	33,732	18,293	65	(27,650)	58,233
Operating expenses	(4,762)	(9,445)	(9,831)	(31,892)	(17,787)	(161)	27,650	(46,228)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,066)	(288)	(47)	(414)	(224)	(23)	-	(3,062)
Net income (loss) from equity affiliates and other items	68	804	(70)	52	243	(21)	-	1,076
Tax on net operating income	(3,398)	(205)	(111)	(325)	(119)	63	-	(4,095)
Adjustment (a)	(129)	(335)	(189)	(465)	126	-	-	(992)
Adjusted net operating income	2,653	2,072	370	1,618	280	(77)	-	6,916
Adjustment (a)								(992)
Net cost of net debt								(293)
Non-controlling interests								(74)
Net income - TotalEnergies share								5,557

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

1st quarter 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	4,052	1,195	1,234	225	159	35	-	6,900
Total divestments	31	49	149	8	301	-	-	538
Cash flow from operating activities	4,536	3,536	(1,285)	(851)	(673)	(130)	-	5,133

34

Non GAAP Financial Measures

35

Alternative Performance Measures (Non-GAAP)

TotalEnergies

(unaudited)

1. Reconciliation of cash flow used in investing activities to Net investments

1.1 Exploration & Production

(in millions of dollars)	1st quarter 2024	4th quarter 2023	1st quarter 2023	1st quarter 2024 vs 1st quarter 2023
Cash flow used in investing activities ( a )	1,988	(1,282)	4,021	-51%
Other transactions with non-controlling interests ( b )	-	-	-	ns
Organic loan repayment from equity affiliates ( c )	-	-	-	ns
Change in debt from renewable projects financing ( d ) *	-	-	-	ns
Capex linked to capitalized leasing contracts ( e )	90	61	50	80%
Expenditures related to carbon credits ( f )	(1)	32	1	ns
Net investments ( a + b + c + d + e + f = g - i + h )	2,077	(1,189)	4,072	-49%
of which net acquisitions of assets sales ( g - i )	36	(4,306)	1,938	-98%
Acquisitions ( g )	327	39	1,946	-83%
Assets sales ( i )	291	4,345	8	x36.4
Change in debt from renewable projects (partner share)	-	-	-	ns
of which organic investments ( h )	2,041	3,117	2,134	-4%
Capitalized exploration	136	208	204	-33%
Increase in non-current loans	42	61	44	-5%
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(15)	(17)	(23)	ns
Change in debt from renewable projects (TotalEnergies share)	-	-	-	ns
*Change in debt from renewable projects (TotalEnergies share and partner share)

1.2 Integrated LNG

(in millions of dollars)	1st quarter 2024	4th quarter 2023	1st quarter 2023	1st quarter 2024 vs 1st quarter 2023
Cash flow used in investing activities ( a )	515	827	1,146	-55%
Other transactions with non-controlling interests ( b )	-	-	-	ns
Organic loan repayment from equity affiliates ( c )	1	-	1	ns
Change in debt from renewable projects financing ( d ) *	-	-	-	ns
Capex linked to capitalized leasing contracts ( e )	12	11	8	50%
Expenditures related to carbon credits ( f )	-	-	-	ns
Net investments ( a + b + c + d + e + f = g - i + h )	528	838	1,155	-54%
of which net acquisitions of assets sales ( g - i )	(12)	48	759	ns
Acquisitions ( g )	-	56	769	-100%
Assets sales ( i )	12	8	10	20%
Change in debt from renewable projects (partner share)	-	-	-	ns
of which organic investments ( h )	540	790	396	36%
Capitalized exploration	9	6	1	x9
Increase in non-current loans	173	179	143	21%
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(37)	(20)	(38)	ns
Change in debt from renewable projects (TotalEnergies share)	-	-	-	ns
*Change in debt from renewable projects (TotalEnergies share and partner share)

36

Alternative Performance Measures (Non-GAAP)

TotalEnergies

(unaudited)

1.3 Integrated Power

(in millions of dollars)	1st quarter 2024	4th quarter 2023	1st quarter 2023	1st quarter 2024 vs 1st quarter 2023
Cash flow used in investing activities ( a )	1,677	1,209	1,085	55%
Other transactions with non-controlling interests ( b )	-	-	-	ns
Organic loan repayment from equity affiliates ( c )	-	1	6	-100%
Change in debt from renewable projects financing ( d ) *	-	(3)	3	-100%
Capex linked to capitalized leasing contracts ( e )	1	(1)	2	-50%
Expenditures related to carbon credits ( f )	-	-	-	ns
Net investments ( a + b + c + d + e + f = g - i + h )	1,678	1,206	1,096	53%
of which net acquisitions of assets sales ( g - i )	735	532	519	42%
Acquisitions ( g )	736	535	537	37%
Assets sales ( i )	1	3	18	-94%
Change in debt from renewable projects (partner share)	-	-	(3)	-100%
of which organic investments ( h )	943	674	577	63%
Capitalized exploration	-	-	-	ns
Increase in non-current loans	305	318	163	87%
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(61)	(28)	(121)	ns
Change in debt from renewable projects (TotalEnergies share)	-	(3)	-	ns
*Change in debt from renewable projects (TotalEnergies share and partner share)

1.4 Refining & Chemicals

(in millions of dollars)	1st quarter 2024	4th quarter 2023	1st quarter 2023	1st quarter 2024 vs 1st quarter 2023
Cash flow used in investing activities ( a )	397	989	217	83%
Other transactions with non-controlling interests ( b )	-	-	-	ns
Organic loan repayment from equity affiliates ( c )	2	2	(14)	ns
Change in debt from renewable projects financing ( d ) *	-	-	-	ns
Capex linked to capitalized leasing contracts ( e )	-	-	-	ns
Expenditures related to carbon credits ( f )	-	-	-	ns
Net investments ( a + b + c + d + e + f = g - i + h )	399	991	203	97%
of which net acquisitions of assets sales ( g - i )	(20)	(11)	5	ns
Acquisitions ( g )	9	1	4	x2.3
Assets sales ( i )	29	12	(1)	ns
Change in debt from renewable projects (partner share)	-	-	-	ns
of which organic investments ( h )	419	1,002	198	x2.1
Capitalized exploration	-	-	-	ns
Increase in non-current loans	7	28	11	-36%
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(7)	(8)	(8)	ns
Change in debt from renewable projects (TotalEnergies share)	-	-	-	ns
*Change in debt from renewable projects (TotalEnergies share and partner share)

37

Alternative Performance Measures (Non-GAAP)

TotalEnergies

(unaudited)

1.5 Marketing & Services

				1st quarter 2024
	1st quarter	4th quarter	1st quarter	vs
(in millions of dollars)	2024	2023	2023	1st quarter 2023
Cash flow used in investing activities ( a )	(1,137)	(1,166)	(142)	ns
Other transactions with non-controlling interests ( b )	-	-	-	ns
Organic loan repayment from equity affiliates ( c )	-	-	-	ns
Change in debt from renewable projects financing ( d ) *	-	-	-	ns
Capex linked to capitalized leasing contracts ( e )	-	-	-	ns
Expenditures related to carbon credits ( f )	-	-	-	ns
Net investments ( a + b + c + d + e + f = g - i + h )	(1,137)	(1,166)	(142)	ns
of which net acquisitions of assets sales ( g - i )	(1,238)	(1,668)	(234)	ns
Acquisitions ( g )	2	67	-	ns
Assets sales ( i )	1,240	1,735	234	x5.3
Change in debt from renewable projects (partner share)	-	-	-	ns
of which organic investments ( h )	101	502	92	10%
Capitalized exploration	-	-	-	ns
Increase in non-current loans	11	99	11	ns
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(26)	(12)	(39)	ns
Change in debt from renewable projects (TotalEnergies share)	-	-	-	ns
*Change in debt from renewable projects (TotalEnergies share and partner share)

2. Reconciliation of cash flow from operating activities to CFFO

2.1 Exploration & Production

				1st quarter 2024
	1st quarter	4th quarter	1st quarter	vs
(in millions of dollars)	2024	2023	2023	1st quarter 2023
Cash flow from operating activities ( a )	3,590	5,708	4,536	-21%
(Increase) decrease in working capital ( b )	(888)	1,018	(371)	ns
Inventory effect ( c )	-	-	-	ns
Capital gain from renewable project sales ( d )	-	-	-	ns
Organic loan repayments from equity affiliates ( e )	-	-	-	ns

Cash flow from operations excluding working capital (CFFO) ( f = a - b - c + d + e )	4,478	4,690	4,907	-9%

38

Alternative Performance Measures (Non-GAAP)

TotalEnergies

(unaudited)

2.2 Integrated LNG

				1st quarter 2024
	1st quarter	4th quarter	1st quarter	vs
(in millions of dollars)	2024	2023	2023	1st quarter 2023
Cash flow from operating activities ( a )	1,710	2,702	3,536	-52%
(Increase) decrease in working capital ( b ) *	363	939	1,456	-75%
Inventory effect ( c )	-	-	-	ns
Capital gain from renewable project sales ( d )	-	-	-	ns
Organic loan repayments from equity affiliates ( e )	1	-	1	ns
Cash flow from operations excluding working capital (CFFO) ( f = a - b - c + d + e )	1,348	1,763	2,081	-35%

*Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors’ contracts.

2.3 Integrated Power

				1st quarter 2024
	1st quarter	4th quarter	1st quarter	vs
(in millions of dollars)	2024	2023	2023	1st quarter 2023
Cash flow from operating activities ( a )	(249)	638	(1,285)	ns
(Increase) decrease in working capital ( b ) *	(941)	(66)	(1,715)	ns
Inventory effect ( c )	-	-	-	ns
Capital gain from renewable project sales ( d )	-	-	3	-100%
Organic loan repayments from equity affiliates ( e )	-	1	6	-100%
Cash flow from operations excluding working capital (CFFO) ( f = a - b - c + d + e )	692	705	440	57%

*Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors’ contracts.

39

Alternative Performance Measures (Non-GAAP)

TotalEnergies

(unaudited)

2.4 Refining & Chemicals

				1st quarter 2024
	1st quarter	4th quarter	1st quarter	vs
(in millions of dollars)	2024	2023	2023	1st quarter 2023
Cash flow from operating activities ( a )	(2,129)	4,825	(851)	ns
(Increase) decrease in working capital ( b )	(3,526)	4,161	(2,183)	ns
Inventory effect ( c )	108	(507)	(415)	ns
Capital gain from renewable project sales ( d )	-	-	-	ns
Organic loan repayments from equity affiliates ( e )	2	2	(14)	ns
Cash flow from operations excluding working capital (CFFO) ( f = a - b - c + d + e )	1,291	1,173	1,733	-26%

2.5 Marketing & Services

				1st quarter 2024
	1st quarter	4th quarter	1st quarter	vs
(in millions of dollars)	2024	2023	2023	1st quarter 2023
Cash flow from operating activities ( a )	(108)	1,759	(673)	ns
(Increase) decrease in working capital ( b )	(604)	1,457	(1,042)	ns
Inventory effect ( c )	17	(217)	(87)	ns
Capital gain from renewable project sales ( d )	-	-	-	ns
Organic loan repayments from equity affiliates ( e )	-	-	-	ns
Cash flow from operations excluding working capital (CFFO) ( f = a - b - c + d + e )	479	519	456	5%

40

Alternative Performance Measures (Non-GAAP)

TotalEnergies

(unaudited)

3.   Reconciliation of capital employed (balance sheet) and calculation of ROACE

	Exploration	Integrated	Integrated	Refining	Marketing		Inter
(In millions of dollars)	&	LNG	Power	&	&	Corporate	Company	Company
	Production			Chemicals	Services
Adjusted net operating income 1 st quarter 2024	2,550	1,222	611	962	255	(90)	-	5,510
Adjusted net operating income 4 th quarter 2023	2,802	1,456	527	633	306	(178)	-	5,546
Adjusted net operating income 3 rd quarter 2023	3,138	1,342	506	1,399	423	80	-	6,888
Adjusted net operating income 2 nd quarter 2023	2,349	1,330	450	1,004	449	(248)	-	5,334
Adjusted net operating income ( a )	10,839	5,350	2,094	3,998	1,433	(436)	-	23,278

Balance sheet as of March 31, 2024
Property plant and equipment intangible assets net	84,713	25,054	13,626	12,089	6,508	665	-	142,655
Investments & loans in equity affiliates	2,889	14,387	8,831	4,142	1,007		-	31,256
Other non-current assets	3,626	2,500	1,280	715	1,236	31	-	9,388
Inventories, net	1,428	1,010	657	13,390	3,744	-	-	20,229
Accounts receivable, net	6,329	8,061	6,819	20,658	9,822	983	(28,474)	24,198
Other current assets	6,404	8,918	5,939	2,674	3,288	5,024	(11,632)	20,615
Accounts payable	(6,347)	(9,053)	(6,565)	(32,774)	(10,361)	(874)	28,327	(37,647)
Other creditors and accrued liabilities	(9,053)	(10,425)	(6,071)	(6,449)	(5,656)	(7,074)	11,779	(32,949)
Working capital	(1,239)	(1,489)	779	(2,501)	837	(1,941)	-	(5,554)
Provisions and other non-current liabilities	(25,021)	(3,774)	(1,902)	(3,678)	(1,235)	830	-	(34,780)
Assets and liabilities classified as held for sale - Capital employed	-	-	276	131	-	-	-	407
Capital Employed (Balance sheet)	64,968	36,678	22,890	10,898	8,353	(415)	-	143,372
Less inventory valuation effect	-	-	-	(1,538)	(340)	-	-	(1,878)
Capital Employed at replacement cost ( b )	64,968	36,678	22,890	9,360	8,013	(415)	-	141,494

Balance sheet as of March 31, 2023
Property plant and equipment intangible assets net	88,954	24,420	7,172	11,476	8,036	675	-	140,733
Investments & loans in equity affiliates	2,344	13,013	9,580	4,471	589	-	-	29,997
Other non-current assets	3,253	3,034	445	656	1,077	225	-	8,690
Inventories, net	1,486	1,520	883	14,637	4,260	-	-	22,786
Accounts receivable, net	6,514	10,988	8,273	18,509	8,777	1,843	(30,776)	24,128
Other current assets	6,131	14,144	9,492	2,732	3,409	2,922	(10,677)	28,153
Accounts payable	(5,493)	(12,295)	(6,951)	(29,927)	(10,469)	(1,751)	30,849	(36,037)
Other creditors and accrued liabilities	(10,938)	(16,778)	(8,855)	(7,018)	(5,220)	(4,373)	10,604	(42,578)
Working capital	(2,300)	(2,421)	2,842	(1,067)	757	(1,359)	-	(3,548)
Provisions and other non-current liabilities	(24,812)	(3,863)	(1,213)	(3,789)	(1,273)	540	-	(34,410)
Assets and liabilities classified as held for sale - Capital employed	219	-	156	88	-	-	-	463
Capital Employed (Balance sheet)	67,658	34,183	18,982	11,835	9,186	81	-	141,925
Less inventory valuation effect	-	-	-	(1,720)	(375)	-	-	(2,095)
Capital Employed at replacement cost ( c )	67,658	34,183	18,982	10,115	8,811	81	-	139,830

ROACE as a percentage ( a / average ( b + c ))	16.3%	15.1%	10.0%	41.1%	17.0%			16.5%

41

Alternative Performance Measures (Non-GAAP)

TotalEnergies

(unaudited)

4. Reconciliation of consolidated net income to adjusted net operating income

	1st quarter	4th quarter	1st quarter
(in millions of dollars)	2024	2023	2023
Consolidated net income ( a )	5,804	5,037	5,631
Net cost of net debt ( b )	(285)	(265)	(293)
Special items affecting net operating income	792	113	(167)
Gain (loss) on asset sales	1,507	1,844	203
Restructuring charges	-	(51)	-
Impairments	(644)	(1,070)	(60)
Other	(71)	(610)	(310)
After-tax inventory effect: FIFO vs. replacement cost	107	(549)	(391)
Effect of changes in fair value	(320)	192	(434)
Total adjustments affecting net operating income ( c )	579	(244)	(992)
Adjusted net operating income ( a - b - c )	5,510	5,546	6,916

42